UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File No. 001-41493

LICHEN INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 7, 2026, Lichen International Limited (the “Company”), its indirect wholly-owned subsidiary, Legend Consulting Limited, a company formed under the laws of Hong Kong (“Legend HK”), and Bondly Enterprises Limited, a company formed under the laws of Hong Kong and a wholly-owned subsidiary of Legend HK (the “Target”), entered into a share transfer agreement (the “Share Transfer Agreement”) with a transferee (the “Transferee”), pursuant to which Legend HK (the “Transferor”) agreed to transfer to the Transferee, and the Transferee agreed to accept, all the issued and outstanding shares of the Target for one Hong Kong dollar. Such transfer includes the transfer of the Target’s wholly-owned subsidiary, Xiamen Bondly Management and Consulting Company Limited (“Bondly Xiamen”). Except as a party to the Share Transfer Agreement, the Transferee has no current or prior relationship with the Company and has no family relationship with any of the Company’s directors or officers.

The Target, through Bondly Xiamen, is engaged in the professional education business. The Company acquired 60% of the equity interest of the Target in July 2024 and the remaining 40% of the equity interest of the Target in February 2025. As of August 31, 2026, the Target has incurred significant losses and had a negative shareholders’ equity. As a result, the Company’s board of directors (the “Board”) determined that the disposition of the Target is in the best interests of the Company and its shareholders, as it will allow the Company to eliminate the ongoing losses of the Target and focus its resources on its remaining business. The Board has approved the Share Transfer Agreement and the transaction contemplated by the Share Transfer Agreement on October 7, 2026.

Upon the completion of such disposition, the Company’s corporate structure will be as follows:

Lichen International Ltd ("Lichen Cayman")
100%
Legend Consulting Investments Limited ("Legend Consulting BVI")
100%
Legend Consulting Limited ("Legend Consulting HK")
100%
Lichen Holding Singapore Pte.Ltd ("Lichen Singapore")
100%
Lichen Capital Management (Xiamen) Co., Ltd. ("Legend Capital")
Offshore
100%
Fujian Province Lichen Management and Consulting Company Limited ("Lichen Zixun")
100%
Yingtan Legend Capital Management Co., Ltd. ("Lichen Yingtan")
Onshore
100%
Xiamen Legend Technology Co., Ltd. ("Legend Technology")
100%
Xiamen Legend Tax and Finance Service Co., Ltd. ("Legend Tax&Finance")
55%
Shanghai Legend Zhiyuan Management and Consulting Co., Ltd. ("Shanghai Zhiyuan")

The foregoing description of the Share Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Share Transfer Agreement, which is filed as Exhibit 10.1 hereto.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-291878) and Form S-8 (File No. 333-291376).

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Share Transfer Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 13, 2026	Lichen International Limited

	By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer

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